March 17, 2010

VIA USMAIL and FAX (216) 263-6208

Mr. Charles A. Ratner
President and Chief Executive Officer
Forest City Enterprises, Inc.
Terminal Tower, Suite 1100
50 Public Square
Cleveland, Ohio 44113

      Re: **Forest City Enterprises, Inc.**
               Form 10-K for the year ended January 31, 2009
               Filed on March 30, 2009
               Definitive Proxy Statement on Schedule 14A
               Filed on April 21, 2009
               File No. 001-04372

Dear Mr. Ratner:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief